

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2020

Thomas J. Fitzpatrick
Chief Financial Officer
Iridium Communications, Inc.
1750 Tysons Blvd, Suite 1400
McLean, VA 22102

> **Re:**   **Iridium Communications, Inc.**
> **Form 10-Q for the quarter ended September 30, 2019**
> **Exhibit No. 10.1 – Contract for Enhanced Satellite Services**
> **Filed October 29, 2019**
> **File No. 001-33963**

Dear Mr. Fitzpatrick:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance